Interim Consolidated Financial Statements [Unaudited]

  (Not reviewed by the Company’s external auditors)

LMS Medical Systems Inc.

As at June 30, 2007 and March 31, 2007 and for the three-month periods ended June 30, 2007 and 2006

NOTICE OF DISCLOSURE OF NON-AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS FOR THE PERIODS

ENDED JUNE 30, 2007 AND 2006

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if the external auditors have not performed a review of the interim financial statements, the interim financial statements must be accompanied by a notice indicating that they have not been reviewed by the external auditors.

The accompanying unaudited interim consolidated financial statements of the Company for the periods ended June 30, 2007 and 2006 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s external auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the external auditors of an entity.

Dated this August 9, 2007

LMS Medical Systems Inc.

INTERIM CONSOLIDATED BALANCE SHEETS

As at	[Unaudited]

	June 30, 2007 $	March 31, 2007 $
ASSETS
Current assets
Cash and cash equivalents	3,130,504	3,358,995
Short-term investments [market value $25,000]	25,000	25,000
Accounts receivable	959,462	1,567,463
Investment tax credits receivable	154,000	124,000
Prepaid expenses	276,262	106,042
Total current assets	4,545,228	5,181,500
Investments – restricted [at cost] [market value $75,000]	75,000	75,000
Capital assets	402,793	500,308
Patents	280,389	236,956
	5,303,410	5,993,764
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities [note 3]	1,108,400	1,351,635
Leasehold inducements	48,610	62,818
Amounts due under the bonus and deferred share unit plans [note 4]	597,625	387,000
Deferred revenues and deposits from distributors	2,551,260	1,168,238
Current portion of obligations under capital leases	37,458	35,186
Total current liabilities	4,343,353	3,004,877
Long-term portion deferred revenues and deposits from distributors	312,760	358,922
Long-term portion of obligations under capital leases	26,845	36,588
Total long-term liabilities	4,682,958	3,400,387
Shareholders’ equity [note 4]
Capital stock	55,001,008	54,706,512
Warrants	410,236	411,333
Contributed surplus	2,833,453	2,729,235
Accruals for expected bonus to be paid in Common Shares	2,504	297,000
Deferred share units	419,816	419,816
Deficit	(58,046,565)	(55,970,519)
Total shareholders’ equity	620,452	2,593,377
	5,303,410	5,993,764

See accompanying notes

LMS Medical Systems Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

For the three-month period ended	[Unaudited]

	June 30
	2007 $	2006 $
Revenue
Software licenses	598,040	298,229
Technical support services, consulting and other	363,643	332,922
Total revenues	961,683	631,151

Operating expenses
Research and development expenses	839,799	1,100,603
Investment tax credits	(30,000)	(45,000)
Net research and development expenses	809,799	1,055,603
Royalties and other direct costs	124,176	81,271
Administrative	768,625	756,691
Selling, marketing and product management	746,701	790,524
Customer support	249,799	247,911
Quality assurance	77,038	49,091
Stock option expense	103,121	164,085
Amortization of capital assets	98,197	81,127
Amortization of patents	5,959	4,356
Foreign exchange loss (gain)	68,270	(5,411)
Total operating expenses	3,051,685	3,225,248
Operating loss	(2,090,002)	(2,594,097)
Interest and other income, net	(13,956)	(43,691)
Net loss	(2,076,046)	(2,550,406)
Basic and diluted loss per share [note 5]	(0.10)	(0.15)

See accompanying notes

LMS Medical Systems Inc.

INTERIM CONSOLIDATED STATEMENTS OF DEFICITS

For the three-month period ended	[Unaudited]

	June 30
	2007 $	2006 $
Deficit, beginning of period	(55,970,519)	(45,971,000)
Net loss	(2,076,046)	(2,550,406)
Share issue costs	—	(170,275)
Deficit, end of period	(58,046,565)	(48,691,681)

See accompanying notes

LMS Medical Systems Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month period ended	[Unaudited]

	June 30
	2007 $	2006 $
OPERATING ACTIVITIES
Net loss	(2,076,046)	(2,550,406)
Adjustments for non-cash items:
Amortization expense	104,156	85,483
Amortization of leasehold inducements	(14,208)	—
Stock based compensation	103,121	349,101
	(1,882,977)	(2,115,822)
Net changes in non-cash operating working capital items	1,712,031	(132,666)
Cash flows related to operating activities	(170,946)	(2,248,488)
INVESTING ACTIVITIES
Purchase of short-term investments	—	(505,174)
Additions to capital assets	(683)	(51,045)
Additions to patents	(49,391)	(23,337)
Cash flows related to investing activities	(50,074)	(579,556)
FINANCING ACTIVITIES
Repayment of obligations under capital leases	(7,471)	(10,636)
Issuance of common shares	—	2,500,000
Share issue costs	—	(170,275)
Cash flows related to financing activities	(7,471)	2,319,089
Net change in cash and cash equivalents	(228,491)	(508,955)
Cash and cash equivalents, beginning of period	3,358,995	5,481,202
Cash and cash equivalents, end of period	3,130,504	4,972,247

See accompanying notes

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at June 30, 2007	[Unaudited]

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of business

LMS Medical Systems Inc. [“LMS”] is incorporated under the Canada Business Corporations Act. Since inception, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as decision support tools for obstetricians. LMS’s pipeline of proprietary software tools addresses critical unmet medical needs in labour and delivery settings. While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network.

To date LMS has financed its cash requirements primarily from software and technical support revenues, share and warrant issuances, loans payable, convertible debentures and investment tax credits. The success of LMS is dependent on obtaining the necessary regulatory approvals in order to generate revenue from the sale of its products and achieve future profitable operations.

Basis of presentation

These unaudited interim consolidated financial statements of LMS have been prepared by management in accordance with Canadian generally accepted accounting principles [Canadian GAAP] for interim financial information. Accordingly, they do not include all of the disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of LMS as at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005. As further described in note 16 of the audited annual consolidated financial statements, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally accepted accounting principles [US GAAP] and the related rules and regulations adopted by the United States Securities and Exchange Commission.

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those in the audited annual consolidated financial statements of LMS, except as described in note 2. The consolidated balance sheet as at March 31, 2007 has been derived from the audited consolidated financial statements of LMS at this date but does not include all of the information and footnotes required by Canadian or US GAAP for complete financial statements.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at June 30, 2007	[Unaudited]

2.	CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, LMS adopted the following CICA Handbook Sections:

a) Section 3855, “Financial Instruments – Recognition and Measurement”

Provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be accounted for using one of three available accounting models: held-to-maturity, available-for-sale or held-for-trading. All financial instruments classified as available-for-sale or held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value.

Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statement of operations for the relevant period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income. All other financial assets and liabilities are accounted for at cost or at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

The standard requires LMS to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

Following is a summary of the accounting model LMS has elected to apply to each of its significant categories of financial instruments outstanding as of April 1, 2007:

•	Short-term investments (debt instruments) held-to-maturity
•	Accounts receivable held-to-maturity
•	Accounts payable held-to-maturity
•	Long-term debt held-to-maturity

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at June 30, 2007	[Unaudited]

2.	CHANGES IN ACCOUNTING POLICIES [CONT’D]

In addition, LMS has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments. With respect to embedded derivatives, LMS has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after April 1, 2003 as permitted by the transitional provisions set out in section 3855. The adoption of this new section did not result in any significant adjustments to the carrying values of LMS’s previously recognized financial assets and liabilities as at April 1, 2007.

b) Section 1530, “Comprehensive Income”, along with Section 3251, “Equity”

Amending Section 3250, “Surplus”, require enterprises to present comprehensive income and its components as well as net income in their financial statements. Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Since LMS does not have any elements of comprehensive income, the adoption of these sections did not have any impact on LMS’s financial statements.

c) Section 3865, “Hedges”

Allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation. Since LMS does not currently have any hedging programs in place, the adoption of this section did not have any impact on LMS’s financial statements.

3.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2007 $	March 31, 2007 $
Trade accounts payable	414,769	384,838
Accrued liabilities	166,755	285,272
Salaries, benefits and commissions and vacation accruals	526,876	681,525
	1,108,400	1,351,635

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at June 30, 2007	[Unaudited]

4.	CAPITAL STOCK

An unlimited number of common shares without par value are authorized.

Changes in common shares issued and outstanding during the period are summarized as follows:

	Number	$
Common shares
Balance as at March 31, 2007	21,228,724	54,706,512
Issued under the bonus plan	247,476	$294,496
Balance as at June 30, 2007	21,476,200	$55,001,008

Bonus Plan

In fiscal 2005, LMS established a Bonus Plan [the “Bonus Plan”] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The award is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the Bonus Plan was approved. At the 2006 annual general meeting the maximum number of shares issuable under this plan was increased from 250,000 to 500,000.

For the year ended March 31, 2007, LMS has recorded total bonus expense related to the Bonus Plan in the amount of $675,000. As at March 31, 2007, shares reserved, available and unissued and approved by the shareholders under the Bonus Plan were 250,510 whereas the required number of shares to settle the 2007 bonus is 567,227. As a result of this shortfall, only a portion of the $675,000, or $297,000, representing 249,580 common shares was recorded within the shareholders’ equity section as accruals for bonus expected to be paid by issuing common shares. The remaining balance of $378,000 was recorded as a current liability on the balance sheet.

During the month of June 2007, 247,476 ($294,496) of the reserved shares were issued.

During the three month period ended June 30, 2007, relating to 2008 fiscal year, LMS has recorded $150,000 as bonus expected to be paid in common shares within current liabilities, bringing the total bonus currently payable, within current liabilities, for 2007 and 2008 years to $528,000.

At the 2007 annual shareholder meeting, LMS expects to increase the number of shares issuable under the Bonus Plan at which time this balance will be transferred to shareholders’ equity, if the plan change is approved.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at June 30, 2007	[Unaudited]

4.	CAPITAL STOCK [Cont’d]

Deferred Share Unit Plan

In fiscal 2005, LMS established a Deferred Share Unit plan [the “DSU Plan”] that provides for the payment of director’s quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the DSU Plan was approved. At the 2006 annual general meeting the maximum number of deferred share units issuable under this plan was increased from 125,000 to 250,000. LMS has the option to remit either cash or common shares to settle the deferred share units.

For the year ending March 31, 2007, LMS has recorded total director compensation expense related to the DSU Plan of $222,500. As at March 31, 2007, shares reserved, available and unissued and approved by the shareholders under the DSU Plan were 142,370 whereas the required number of shares to settle the 2007 DSU compensation is 148,920. As a result of this shortfall, only a portion of the $222,500, or $213,500, representing 141,365 common shares was recorded within the shareholders’ equity section under the DSU balance. The remaining balance of $9,000 was recorded as a current liability on the balance sheet. At the 2007 annual shareholder meeting, LMS expects to increase the number of shares issuable under the DSU Plan at which time this balance will be transferred to shareholders’ equity, if the plan change is approved.

Total director compensation expense for the period end June 30, 2007 was $60,625 [2006 -$55,625], but no deferred share units were granted until plan has been modified as described above. The balance of $60,625 was recorded as a current payable for a total payable of $69,625 for the DSU obligations for 2007 and 2008.

The changes to the DSU Plan balance, number of deferred share units outstanding and the weighted average price of grant or issue are as follows:

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at June 30, 2007	[Unaudited]

4.	CAPITAL STOCK [Cont’d]

	Number of DSU Units #	DSU Plan balance $
Balance as at March 31, 2007[$9,000 presented within current payables and $419,816 presented within shareholders’ equity]	242,122	428,816
Units granted during the period	—	60,625
Balance as at June 30, 2007 [$69,625 presented within current payables and $419,816 presented within shareholders’ equity]	242,122	489,441

Warrants

	#	$

Balance as at March 31, 2007	1,173,022	411,333
Expired	(3,303)	(1,097)
Balance as at June 30, 2007	1,169,719	410,236

During the three-month period ended June 30, 2007, 3,303 warrants expired. These warrants were valued at $1,097. This amount has been credited to contributed surplus. As at June 30, 2007 warrants outstanding warrant have the following features:

Exercise price	#	Estimated life in years
$1.29	166,266	2.7
$1.50	422,500	2.8
$3.23	552,831	1.2
$3.32	8,122	1.3
$4.85	20,000	2.3
	1,169,719

When warrants are exercised or expired, the carrying value of the warrants is credited to contributed surplus.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at June 30, 2007	[Unaudited]

4.	CAPITAL STOCK [Cont’d]

Summary of amounts due under the bonus and

deferred share unit plans

	June 30, 2007 $	March 31, 2007 $
Bonus payable for 2007	378,000	378,000
Bonus payable for 2008	150,000	—
DSU payable	69,625	9,000
Amounts due under the bonus and deferred share unit plans	597,625	387,000

Stock Options

The changes to the number of stock options outstanding and their weighted average exercise prices for the three-month period ending June 30, 2007, are as follows:

	Number	Weighted average exercise price $
Balance as at March 31, 2007	1,599,606	3.39
Granted	440,218	1.70
Balance as at June 30, 2007	2,039,824	3.02

Additional information concerning stock options outstanding as at June 30, 2007 is as follows:

	Options outstanding			Options exercisable
Exercise price	#	Weighted average Contractual life (Years) #	Weighted average exercise price $	#	Weighted average exercise price $
$1.70 - $2.06	804,218	4.4	1.8	148,000	1.9
$2.25 - $2.45	293,359	3.2	2.4	125,120	2.4
$3.69 - $4.00	146,403	2.3	4.0	146,403	4.0
$4.00 - $4.62	795,844	2.1	4.3	795,844	4.3
$1.70 - $4.62	2,039,824	3.2	3.0	1,215,367	3.8

As at July 31, 2007, LMS had 2,039,824 share stock options outstanding

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at June 30, 2007	[Unaudited]
4.	CAPITAL STOCK [Cont’d]

During the three-month period ended June 30, 2007 LMS board authorized the issued of additional 560,000 stock options of which 440,218 were issued during the period, as this was the maximum amount authorized under the plan. At the 2007 annual shareholder meeting on August 9, 2007, LMS expects to increase the number of shares issuable under the stock option plan, if the plan change is approved. The additional stock options issued at that time, will be priced and valued at that time.

The fair value of these options will be recorded over the remaining vesting period. The weighted average assumptions used included: expected life of 5 years, measurement value of $1.70 per common share, dividend yield of nil, volatility factor of 0.48 and risk free interest rate of 4.62%, for a fair value of $0.81 per share.

During the three-month period ended June 30, 2007 and 2006, LMS recorded stock option expense of $103,121 and $164,085 respectively.

Prior to November 1, 2003, no compensation expense was recognized when options were issued to employees and directors. Pro forma disclosure regarding options granted under the LMS stock option plan prior to November 1, 2003 is as follows:

	June 30
	2007 $	2006 $
Net loss	(2,076,046)	(2,550,406)
Stock-based compensation costs that would have been included in the determination of net loss if the fair value based method has been applied	—	(2,985)
Pro forma net loss	(2,076,046)	(2,553,391)
Pro forma basic and diluted loss per share	(0.09)	(0.15)

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at June 30, 2007	[Unaudited]

5.	BASIC AND DILUTED LOSS PER SHARE

The numerator and denominator for the calculation of basic and diluted loss per share are as follows:

	June 30
	2007 $	2006 $
Numerator
Net loss attributable to common shares – basic and diluted	(2,076,046)	(2,550,406)
Denominator
Weighted-average number of common shares – basic and diluted	21,663,523	17,415,213

6.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current periods.

LMS’ Management Discussion and Analysis of Financial Condition and Results of Operations

The management’s discussion and analysis (“MD&A”) which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical Systems Inc. (“LMS” or “the Company”) for the first quarter of 2008 ended June 30, 2007. This MD&A should be read in conjunction with the unaudited interim first quarter financial statements as at June 30, 2007 and for the three-month period ended June 30, 2007 and 2006 and the annual audited consolidated financial statements and financial statement notes of LMS as at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles, as applicable to LMS, are set forth in Note 16 to the annual audited consolidated financial statements of LMS.

Note Regarding Forward-Looking Statements

Our MD&A contains forward-looking statements which reflect our Company’s current expectations regarding future events. The forward-looking statements in this annual report, which includes this MD&A describe our expectations on August 9, 2007. The forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to our Company. Investors should consult the “Risk Factors” section of the Company’s form 20-F as well as our Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at August 8, 2007, there were 21,476,200 common shares outstanding, and 2,039,824 options, 428,816 deferred share units and 1,169,719 warrants outstanding to purchase common shares. These figures exclude additional shares issuable under non-cash bonus and DSU plans which are subject to shareholder approval on August 9, 2007 [see note 4 of the June 30, 2007 consolidated interim financial statements and note 8 of the March 31, 2007 annual consolidated financial statements].

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. “We”, “us”, “our”, “our Company” or “LMS” means LMS Medical Systems Inc. and our subsidiaries unless otherwise indicated. CALM is a registered trademark of LMS Medical Systems Inc.

Overview

Since inception, we have been in the business of developing and commercializing a series of leading edge software-based products employed as decision support tools for obstetricians. Our proprietary software tools: CALM Clinical Information System (“CIS”) and CALM Risk management and clinical decision support tools including: CALM Shoulder Screen, CALM Curve and CALM Patterns address the critical unmet medical needs in labor and delivery settings. Based on advanced medical research focusing on the labor & delivery cycle, LMS’ unique technology provides obstetrical teams and hospitals with state-of-the-art clinical decision support tools, assisting them in achieving clinical and cost effective interventions, while

Privileged & Confidential

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minimizing risks to the patients. Our core technology, CALM, emanated from the research at the McGill University Faculty of Medicine, in Montreal, Canada, with Dr. Emily Hamilton, our VP Medical Research, as the principal investigator.

FIRST QUARTER HIGHLIGHTS:

•	Revenues increased by 52% or $331,000 to $962,000;
•	Backlog of signed contracts grew from $4.4 million in Q4 2007 to $4.6 in Q1 2008;
•	Identified sales opportunities maintained at $25 million;
•	Pilot implementation for the private label OB solution developed with McKesson is now completed.

Privileged & Confidential

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Selected Financial Information

Three-month period ended June 30, 2007 and 2006

	June 30
	2007 $	2006 $
Revenue
Software licenses	598,040	298,229
Technical support services, consulting and other	363,643	332,922
Total revenues	961,683	631,151
Operating Expenses
Research and development expenses	839,799	1,100,603
Investment tax credits	(30,000)	(45,000)
Net research and development expenses	809,799	1,055,603
Royalties and other direct costs	124,176	81,271
Administrative	768,625	756,691
Selling, marketing and product management	746,701	790,524
Customer support	249,799	247,911
Quality assurance	77,038	49,091
Stock option expense	103,121	164,085
Amortization of capital assets and patents	104,156	85,483
Foreign exchange (gain) loss	68,270	(5,411)
	3,051,685	3,225,248
Operating loss	(2,090,002)	(2,594,097)
Interest and other income, net	(13,956)	(43,691)
Net loss	(2,076,046)	(2,550,406)
Basic and diluted loss per share	(0.10)	(0.15)

Cash flows related to:
Operating activities	(170,946)	(2,248,488)
Investing activities	(50,074)	(579,556)
Financing activities	(7,471)	2,319,089
Net change in cash and cash equivalents	(228,491)	(508,955)

	June 30, 2007 $	March 31, 2007 $	March 31, 2006 $
Balance sheet data
Cash and short-term investments	3,155,504	3,383,995	5,481,202
Total assets	5,303,410	5,993,764	7,301,200
Total long-term debt (including current portion)	64,303	71,774	85,816
Total shareholders’ equity	620,452	2,593,377	4,794,762

Privileged & Confidential

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Selected Quarterly Financial Information

	2008
	Q1	Q2	Q3	Q4	Total
Revenue	962				962
Operating Loss	2,090				2,090
Net Loss	2,076				2,076
Basic and Diluted Net Loss per Share	(0.10)				(0.10)

	2007
	Q1	Q2	Q3	Q4	Total
Revenue	631	276	506	1,438	2,851
Operating Loss	2,594	2,397	2,563	1,877	9,431
Net Loss	2,550	2,361	2,541	1,860	9,312
Basic and Diluted Net Loss per Share	(0.15)	(0.13)	(0.14)	(0.09)	(0.50)

	2006
	Q1	Q2	Q3	Q4	Total
Revenue	268	551	502	262	1,583
Operating Loss	2,527	2,184	2,080	2,845	9,636
Net Loss	2,462	2,133	2,017	2,794	9,406
Basic and Diluted Net Loss per Share	(0.15)	(0.13)	(0.12)	(0.17)	(0.57)

Results of operations

For the 3 months ended June 30, 2007 compared

to the 3 months ended June 30, 2006

Summary

The combination of the increase in revenues of $331,000 and lower overall expenses of $220,000 resulted in a lower comparative operating loss of $504,000. Decreases in research and development expenses of $261,000, lower selling marketing product management expenses of $43,000 and lower stock option expenses of $61,000 were offset slightly by a higher foreign exchange loss of $74,000 and smaller increases in other expenses.

Revenue

As a result of additional software installations being completed during the quarter, revenue for the three-month period ended June 30, 2007 increased by 52% to $962,000 from $631,000 in 2006. Revenues from technical support, maintenance and other services were $363,000 compared to $333,000 in the same period of 2006. The same period of 2006 included revenues from one large engagement of $100,000, thus on a comparative basis our core technical support and maintenance revenues increased by 56%, from $233,000 to $363,000. The cumulative effect of an increased client base lead this increase in revenues, and we expect this trend to continue, as each $100,000 in new software revenues increases our recurring annual revenues by approximately $20,000.

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Royalties and Other Direct Costs

The expense for the three-month period ended June 30, 2007 increased to $124,000 compared to $81,000 in 2006. This increase was due to a number of installations completed during the quarter and related costs. These expenses include royalties, purchases of equipment and other direct costs related to achieving revenue.

Research and Development expenses

Research and development expenses, before investment tax credits, were $840,000 for the three month period ended June 30, 2007 compared to $1.10 million for the same period in 2006. The lower overall spending was primarily due to staffing and consulting expense reductions, resulting from the completion of certain development projects. We expect these expenditures to remain at similar levels over the coming quarters.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totaled $30,000 for the three months ended June 30, 2007 compared to $45,000 for the same period in 2006, explained by the lower amounts of R&D projects that are eligible for investment tax credits, as our products are commercialized.

Administrative

Administrative expenses for the three-month period ended June 30, 2007 at $769,000 were comparable to $757,000 for the same period in 2006. Administrative expenses include compensation for the corporate, financial and administrative management of LMS, director compensation, general operating expenses, rent, insurance, audit and legal fees, as well as expenses directly related to being a publicly listed company. We expect these expenditures to remain at similar levels over the coming quarters.

Selling, Marketing and Product Management

Selling, marketing and product management expenses for the three-month period ended June 30, 2007 were $747,000 compared to $790,000 for the same period in 2006, a decrease of $43,000. Spending on selling and marketing expenses increased by $57,000 as a result of more activities and higher commissions. Clinical operations which support sales and training activities also increased by $45,000 as a result of additional staffing and related expenses. The above increases were more then offset by the decrease in product management staffing and supporting expenses of $145,000, resulting from the completion of certain product management projects. We expect these expenditures to increase with the increased sales levels, primarily as a result of increased commissions.

Customer Support

Expenses for this department for the three-month period ended June 30, 2007 of $250,000 was in line with $248,000 in 2006. We expect these expenditures to remain at similar levels over the coming quarters.

Quality Assurance

Expenses for the three-month period ended June 30, 2007 were $77,000 compared to $49,000 for the same period in 2006, as a result of new staff additions needed to support an expanding product line up.

Stock Option Expense

We accounted for $103,000 in stock option expense during the three-month period ended June 30, 2007 compared to $164,000 for the same period in 2006. The fair value of the options granted in prior years (2005 and 2006) was higher, resulting in a higher quarterly expense. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock

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option expense being recorded in the first, second and third year, respectively, from the date of grant. During the current quarter additional options were granted which resulted in an overall increase in the stock option expense on a going forward basis [see note 4 of the consolidated financial statements].

Foreign Exchange

For the three-month period ended June 30, 2007, LMS incurred a foreign exchange expense of $74,000 compared to a gain of $5,000 for the same period in 2006 resulting from variation in the US currency rate against the Canadian dollar. This was primarily due to US accounts receivables which were invoiced in April 2007 and collected in June 2006, at the same time as the Canadian dollar appreciated against the US dollar by approximately 5%.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for the three-month period ended June 30, 2007 was reduced to $2.09 million compared to $2.59 million for the same period in 2006, which was due to the increase in revenues of $331,000 and decreases in expenditures of $220,000.

We generated net interest, from short-term investments of $14,000 for the three-month period ended June 30, 2007 compared to $44,000 in the same period of 2006, as a result of lower liquidities in 2007.

As a result, our net loss for the three-month period ended June 30, 2007 totaled $2.08 million ($0.10 per share) compared with $2.55 million ($0.15 per share) for the same period in 2006.

Liquidity and Capital Resources

For the three-months ended June 30, 2007 compared

to three-months ended June 30, 2006

Operating activities

Cash flows used in operations for the three-months ended June 30, 2007 totaled $171,000 compared to $2.25 million used in 2006. In addition to the lower overall loss from operations of $474,000 we also invoiced and collected $2.44 million of our accounts receivable and contracts contained in our backlog, resulting in a positive net non-cash working capital increase of $1.71 million. On a comparative basis, in 2006 our non-cash working capital items used cash of $133,000.

Investing activities

Cash flows related to investing activities in 2007 were $50,000 relating to patent acquisitions, compared to an outflow of $74,000 for capital asset, patents and purchases of short-term investments of $505,000 in 2006.

Financing activities

Financing activities used $7,000 of cash during the three-month period ended June 30, 2007, representing the repayment of obligations under capital leases, compared to $11,000 in 2006. In 2006, we also completed a private placement of $2,500,000 at $2.00 per share. Share issue expenses of $170,000 were also recorded within the deficit.

As a result of the above activities our cash and cash equivalents decreased by $228,000 for the three-month period ended June 30, 2007 compared to a decrease of $509,000 in 2006.

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Future Outlook

Our focus in 2008 will be on continuing to increase sales and expanding our customer base. We anticipate that the revenue and backlog growth will continue due to following factors:

•	Our growing presence in the marketplace is the result of sales efforts with several hospital groups, the continued success of which should drive further additional revenue opportunities.
•

Increases in revenues related to the CALM Clinical Information System and our risk management tools are anticipated pending the release of interoperability components for a private branded product developed in conjunction with McKesson where commercial availability of this product is scheduled for this summer.

•

As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the growth of our installed base.

•	Additional revenues are expected from the commercial release of CALM Patterns this year.
•	New products and business alliances are being pursued to develop additional market opportunities thereby extending the reach of our existing line of software and risk management tools.

Based on our current operating plan, we expect our research and development expenses to remain stable as we continue the development of our CALM suite of products, and releasing CALM Patterns.

Royalties and other direct costs are expected to increase commensurate with the increase in sales, and also as a function of sales mix. We do not intend to sell hardware unless required by customers.

Selling, marketing and product management expenses are expected to rise, due to increased commission expenses related to additional software sales and the addition of product management clinical specialists focusing on product and service integration and development.

Administrative expenses are expected to remain in line with the levels of expense experienced currently. Customer support expenses are also expected to remain stable.

Our spending on capital assets and patents is not expected to increase significantly over the coming year.

Liquidity and capital resources

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $55 million from equity-based financings.

We believe we will have sufficient resources to fund operations for the next twelve months.

In light of the inherent uncertainties associated with our ability to secure sales, to invest in new projects, to expand and accelerate our product sales in the United States and in other markets and to enter into additional business relationships, further financing may be required to support our operations in the future.

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We may require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North America.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our Common Shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional Common Shares, or other securities convertible into our Common Shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

Under our contract with a distributor, we are entitled to receive amounts for contracts contained in our backlog. As at June 30, 2007, this amount, which does not qualify as a receivable under generally accepted accounting principles, amounted to $240,000 representing additional future liquidity for LMS, as the deferred revenue liability related to this item is a non-cash item, which will be settled by delivery of our software products and services, in the normal course of operations

From time to time, we may invest, excess cash, in liquid, high-grade investment securities of Canadian Chartered banks or Canadian Government T-bills, with varying terms to maturity, taking into account operating, capital and cash-flow requirements. Any deviations from these types of investments need to be specifically authorized by the Board of Directors of LMS.

Long-term debt and other cash obligations

As of June 30, 2007 we have no debt other than capital leases, which totaled $64,000 and are repayable over the next 5 years. Our operating obligations totaled $207,000 with $200,000 due within one year and the balance within five years.

Under a lease agreement, for our premises, we are required to issue a letter of credit for an amount of $25,000 secured by an investment of an equivalent amount. The letter of credit will be reduced gradually to $12,500 in February 2008. In addition, under an agreement with a bank, a $50,000 investment is held as a security.

We lease approximately 9,300 square feet of office space in Montréal, Québec, Canada. In 2003, we renewed our lease for a term of five years, commencing on March 1, 2003 and terminating on February 28, 2008. We have initiated discussions with our current landlord and other parties in order to renew the terms of our lease for our main premises. Given the current market conditions, we expect to be able to renew our lease on same or better terms in the coming months.

Critical accounting policies and estimates

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 16 of the consolidated financial statements, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally accepted accounting principles and the related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting

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policies from existing acceptable alternatives. Our critical accounting policies and estimates include the following:

Revenue recognition

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. LMS recognizes revenue in accordance with the provision of the American Institute of Certified Public Accountants Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

We recognize revenue from software licenses and hardware when persuasive evidence of an arrangement exists, delivery, installation and client’s acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service and consulting revenues are recognized as services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and technical support services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately. If VSOE cannot be determined, and all other revenue recognition criteria have been met, revenues from multiple element managements are recognized ratably over the period for which the technical support service is provided.

Research and development expenses and Investment Tax Credits

Research expenses are charged against income in the year of expenditure. Development expenses are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of assets or expenses to which they relate at the time eligible expenses are incurred, provided that there is reasonable assurance that the benefits will be realized. The risks of change to estimates for investment tax credits receivable relate to the acceptance of LMS research and development investment tax claims by government authorities. The claims, which contain several research and development projects, are made on an annual basis and may take in excess of one year to be finalized and completed. In reviewing the claim, the government authorities take into consideration two primary factors in assessing the eligibility of the investment tax credit claim: [1] the technical aspects of the projects claimed must meet the specific scientific criteria and [2] the claim must contain only the eligible expenses related to projects described in the tax filings. The risk of change to the estimate relates to the fact that certain projects or expenses involve judgment and could be disallowed because of one or both of the factors identified above. Any favorable or unfavorable adjustment that may result following assessment by government authorities is recorded to income in the subsequent period when such assessment is performed.

As at June 30, 2007, our investment tax credit receivables recorded amount to $154,000 relating to 2007 and 2008 estimated claims. To date, substantially all of our investment tax credits claimed filed and assessed by the government authorities have been accepted favorably as submitted.

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Stock-based compensation plan

As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective November 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all our stock-based compensation. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, LMS, as permitted by Section 3870, had chosen to continue the existing policy of recording no compensation cost on the grant of stock options to employees.

When stock options are exercised, capital stock is credited by the consideration paid together with the related portion previously credited to contributed surplus when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November 1, 2003.

We provide pro forma disclosure of the compensation costs based on the fair value method for awards granted prior to November 1, 2003 under the employee stock option plan.

Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under our stock option plans is determined using the fair value method computed with the Black-Scholes option pricing model. The related expense is recognized over the vesting period of such options, allowing for forfeitures, estimated by management.

Income taxes

LMS follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise.

Impairment of long-lived assets

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including capital assets and patents, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets. The impairment loss is presented within amortization expense of the related assets.

Recent accounting pronouncements under Canadian GAAP

The Canadian Institute of Chartered Accountants (“CICA”) issued Hand Book Section 1530, “Comprehensive Income” which establishes standards for reporting and display of comprehensive income; Section 3855 “Financial Instruments – Recognition and Measurement” which establishes standards for the recognition and measurement of all financial instruments, provides a characteristic-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished; and Section 3865 “ Hedges” which establishes standards of when and how hedges accounting may be applied. Hedge accounting is optional. The new standards are applicable for years beginning on or after October 1, 2006, and

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accordingly, LMS adopted them in the first quarter of 2007. The impact of adopting these new provisions did not have an effect on LMS consolidated financial statements. Expanded disclosures regarding the application of the above pronouncements are made in note 2 of the consolidated interim financial statements.

Disclosure controls and procedures

We are responsible for establishing and maintaining the LMS’s disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded that they are adequate and effective as at the end of the fiscal year ended June 30, 2007, based on such evaluation.

Dividends

We do not anticipate paying dividends in the next fiscal year.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements at June 30, 2007.

Foreign operations and foreign currency transactions

Large portion of our revenues and some of our expenses are generated in the Unites States. From April 1, 2006 to June 30, 2007 the Canadian dollar has appreciated against the US dollar by approximately 8%. As over 90% of our revenues is generated in the United States, the continued weakness of the US dollar has a negative effect on our revenues, offset somewhat by the expenses generated in the United States.

Risk factors

For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to our Form 20F.

Other MD&A requirements

All relevant information related to our Company is filed, in Canada, electronically at www.sedar.com and in the United States of America at www.sec.gov.

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